TARGET ARM INC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Expressed in United States Dollars)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
INDEPENDENT AUDITOR'S REPORT	1
CONSOLIDATED FINANCIAL STATEMENTS:	
Consolidated Balance Sheets	3
Consolidated Statements of Operations	4
Consolidated Statements of Changes in Stockholders' Equity	5
Consolidated Statements of Cash Flows	6
Notes to Consolidated Financial Statements	7

SET APART AC

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Target Arm Inc.
Ridgefield, Connecticut

Opinion

We have audited the accompanying consolidated financial statements of Target Arm Inc. (the "Company"), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025 and 2024, and the results of its consolidated operations and its consolidated cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12, certain conditions indicate that the Company may not be able to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events considered in the aggregate that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these consolidated financial statements.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

April 30, 2026
Calabasas, CA 91302

TARGET ARM INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2025 AND 2024

As of December 31,		2025		2024
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash	$	194,187	$	29,105
Accounts Receivable, net		-		39,692
Prepaids and Other Current Assets		19,116		14,653
Total Current Assets		**213,303**		**83,450**
Property and Equipment, net		845,257		857,097
Intangible Assets, net		17,353		2,389
Security Deposit		420		420
Total Assets	**$**	**1,076,333**	**$**	**943,356**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	13,608	$	-
Credit Cards		28,833		13,589
Line of Credit		121,406		147,953
Current Portion of Loans and Notes		13,256		13,256
Other Current Liabilities		20,014		-
Total Current Liabilities		**197,117**		**174,798**
Loans and Notes, net of current portion		648,380		662,312
Total Liabilities		**845,497**		**837,110**
STOCKHOLDERS' EQUITY				
Common Stock, $0.00001 par, 40,000,000 shares authorized, 25,927,649 issued and outstanding as of December 31, 2025 and 25,585,127 issued and outstanding as of December 31, 2024		274		271
Additional Paid in Capital		2,948,834		2,301,493
Accumulated Deficit		(2,718,272)		(2,195,518)
Total Stockholders' Equity		**230,836**		**106,246**
Total Liabilities and Stockholders' Equity	**$**	**1,076,333**	**$**	**943,356**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	**2025**	**2024**
(USD $ in Dollars)		
Net Revenue	$ 1,111,714	$ 219,098
Cost of Revenue	499,040	82,478
Gross Profit	612,674	136,620
Operating expenses		
General and Administrative	788,338	810,420
Research and Development	104,771	37,646
Sales and Marketing	198,837	110,432
Total operating expenses	1,091,946	958,498
Loss from Operations	(479,272)	(821,878)
Interest Expense	(52,146)	(46,122)
Other Income	8,664	23,928
Loss before provision for income taxes	(522,754)	(844,072)
Benefit/(Provision) for income taxes	-	-
Net Loss	**$ (522,754)**	**$ (844,072)**

See accompanying notes to financial statements.

TARGET ARM, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

For Fiscal Year Ended December 31, 2025 and 2024

(USD $ in Dollars, except per share data)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2023	25,167,460	**$ 267**	**$ 1,806,398**	**$ (1,351,446)**	**$ 455,219**
Common stock issuance	417,667	4	423,455	-	**423,459**
Share-Based Compensation	-	-	71,640	-	**71,640**
Net Loss	-	-	-	(844,072)	**(844,072)**
Balance—December 31, 2024	25,585,127	**$ 271**	**$ 2,301,493**	**$ (2,195,518)**	**$ 106,246**
Common stock issuance	342,522	3	429,636	-	**429,639**
Share-Based Compensation	-	-	217,705	-	**217,705**
Net Loss	-	-	-	(522,754)	**(522,754)**
Balance—December 31, 2025	**25,927,649**	**$ 274**	**$ 2,948,834**	**$ (2,718,272)**	**$ 230,836**

See accompanying notes to financial statements.

TARGET ARM INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

For Fiscal Year Ended December 31,		2025		2024
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(522,754)	$	(844,072)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation of Property and Equipment		14,136		23,414
Amortization of Intangibles		1,060		193
Share-based Compensation		217,705		71,640
Changes in operating assets and liabilities:		-		
Accounts Receivable, net		39,692		(39,692)
Prepaids and Other Current Assets		(4,463)		(13,539)
Accounts Payable		13,608		-
Credit Cards		15,244		1,308
Other Current Liabilities		20,014		-
Net cash used by operating activities		**(205,758)**		**(800,747)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(2,296)		-
Sale/disposal of vehicle		-		7,224
Purchases of Intangible Assets		(16,024)		(2,582)
Net cash (used in)/provided by investing activities		**(18,320)**		**4,642**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Common Stock		429,639		423,712
Net (repayments on)/proceeds from Line of Credit		(26,547)		147,953
Repaymenst on Notes and Loans		(13,932)		(13,007)
Net cash provided by financing activities		**389,160**		**558,658**
Change in Cash		165,082		(237,447)
Cash—beginning of year		29,105		266,551
Cash—end of year	**$**	**194,187**	**$**	**29,105**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	52,146	$	46,122
Cash paid during the year for income taxes	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Target Arm Inc. (which may be referred to as the "Company", "we", "us", or "our") was incorporated on January 23, 2020, in the state of Delaware. The corporation possesses a fully owned subsidiary known as TA Properties New Milford LLC, established on December 9, 2022, in the state of Connecticut. This subsidiary serves as the proprietor of the property acquired in 2022, a facility utilized by Target Arm Inc. The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's headquarters are located in Ridgefield, Connecticut.

Target Arm Inc. is a robotics hardware and software company that possesses a state-of-the-art 6,500 ft2 R&D facility in New Milford, CT, with fast prototyping and a rapid manufacturing process for low-lot rates. The team's core competencies are around innovation and R&D, while it currently outsources some production processes. The final goal is to design Tular and Ralar products, retain the decision-making, and revenue recognition. Tular and Ralar are devices that enable autonomous launch and recovery of both rotary and fixed-wing drones with any moving vehicle. To retain those core competencies, Target Arm Inc. intends to outsource the production line to an American contract assembly line manufacturer who can scale up faster than Target Arm Inc. ever can and will possess Six Sigma/ISO processes upon an agreement. Target Arm Inc. has been awarded ten (10) Small Business Innovation Research/Small Business Technology Transfer Research (SBIR/STTR) R&D contracts that have progressed Tular and Ralar from Technology Readiness Level (TRL)-1 to TRL-7 for DoD use-cases pertaining to nuclear convoy protection, C-17 Arsenal Aircraft drones, and all-terrain vehicles (ATV) enabling air-droppable uses for local intelligence, surveillance, and reconnaissance (ISR) coverage, as well as for an Army Arsenal Modular Mission Payload (A-MMP).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's consolidated financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP, and the Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain prior period amounts were reclassified in the financial statements to conform to current year presentation.

Cash

Cash includes all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2025 and 2024, the Company's cash did not exceed FDIC insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consists of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable

Accounts receivables are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

The Company applies the guidance in ASC 326, Financial Instruments—Credit Losses, to estimate expected credit losses over the life of its receivables. The Company's customers are primarily direct consumers who typically pay at the time of purchase.

As of December 31, 2025 and 2024, the Company determined that an allowance for expected credit losses was not necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred, and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal, and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Furniture and Equipment	5-7 years
Vehicles	5 years
Leasehold Improvements	15 years
Computer Equipment	5 years
Building	39 years

Intangible Assets

Intangible assets consist of patents and are stated at cost, net of accumulated amortization. Patents are considered finite-lived and are amortized using the straight-line method over their estimated useful lives, which are generally five years. The Company evaluates its intangible assets for impairment in accordance with ASC 360 whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Impairment of Long-lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2025 and 2024.

Promissory Notes and Term Loans

Promissory notes and term loans are initially recognized at the principal amount received, net of any debt issuance costs. Interest expense is recognized using the effective interest method. The Company evaluates debt for modifications or extinguishments and derecognizes the liability when legally released from the obligation.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under ASC 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company generates revenue from service-based arrangements, primarily consisting of government contracts and other engineering service engagements.

Revenue from service-based contracts is recognized over time, as the customer simultaneously receives and consumes the benefits of the Company's performance. These arrangements typically require the Company to provide recurring services, such as the delivery of technical reports, research and development activities, and other engineering services over the contract term.

For certain fixed-fee contracts with recurring deliverables, the Company applies an output method to measure progress, using invoicing as a practical expedient ("right to invoice"), as the invoiced amounts correspond directly with the value of the Company's performance completed to date.

For time-and-material or project-based service arrangements, revenue is recognized based on services performed, generally measured by hours incurred at agreed-upon rates, which reflects the transfer of services to the customer.

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers.

Accounts receivable are recorded when the Company's right to consideration becomes unconditional.

A contract asset is recorded when revenue is recognized prior to invoicing, representing the Company's right to consideration for goods or services already transferred to the customer.

A contract liability (deferred revenue) is recorded when amounts are billed or received in advance of the Company satisfying its performance obligations.

Cost of Revenue

Cost of Revenue includes costs directly associated with generating revenue, including payroll and related costs for personnel involved in contract performance, subcontractor costs, materials, and other direct costs

For service-based contracts, cost of sales includes costs incurred in fulfilling performance obligations under customer contracts.

Costs that are not directly attributable to revenue-generating activities are classified as operating expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025 and 2024, amounted to $198,837 and $110,432, respectively, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the consolidated financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the consolidated financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

In August 2020, the FASB issued ASU 2020 – 06, debt, debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.) ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than the fiscal year beginning after December 15, 2020.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our consolidated financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2025	2024
Prepaid Expenses	12,996	14,653
Escrow Deposit	6,120	
Total Prepaids and Other Current Assets	**$ 19,116**	**$ 14,653**

Other current liabilities consist of the following:

As of December 31,	2025	2024
Accrued Expenses	20,014	-
Total Other Current Liabilities	**$ 20,014**	**$ -**

4. PROPERTY AND EQUIPMENT

Property and equipment consist of:

As of Year Ended December 31,	2025	2024
Furniture and Equipment	$ 28,877	$ 28,877
Vehicles	13,334	13,334
Leasehold Improvements	5,550	5,550
Computer Equipment	43,244	40,948
Building	898,733	898,733
Property and Equipment, at Cost	**989,739**	**987,443**
Accumulated Depreciation	(144,482)	(130,346)
Property and Equipment, Net	**$ 845,257**	**$ 857,097**

Depreciation expenses for property and equipment for the years ended December 31, 2025 and 2024 were in the amount of $14,136 and $23,414, respectively.

5. INTANGIBLE ASSETS

Intangible asset consists of:

As of Year Ended December 31,	2025	2024
Patents	$ 26,116	$ 10,092
Intangible Assets, at cost	**26,116**	**10,092**
Accumulated Amortization	(8,763)	(7,703)
Intangible Assets, Net	**$ 17,353**	**$ 2,389**

Amortization expense for years ended December 31, 2025 and 2024 were in the amount of $1,060 and $193, respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common stock

The Company is authorized to issue 40,000,000 shares of common stock with a par value of $0.00001 per share. As of December 31, 2025 and 2024, 25,927,649 and 25,585,127 shares of common stock were issued and outstanding, respectively.

Holders of common stock are entitled to one vote per share and are entitled to receive dividends when and if declared by the Board of Directors.

During the year ended December 31, 2025, the Company issued 342,522 shares of common stock for total consideration of approximately $429,639.

During the year ended December 31, 2024, the Company issued 417,667 shares of common stock for total consideration of approximately $423,712.

The Company has granted stock-based compensation awards, which are described in Note 7.

7. SHARE-BASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value on the date of the grant and generally has a term of ten years. The amounts granted each calendar year to an employee or nonemployee are limited depending on the type of award.

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2025	2024
Expected life (years)	10.00	10.00
Risk-free interest rate	4.18%	4.31%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method, which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of a comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company’s stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2023	**237,562**	**$ 0.01**	**0.23**
Granted	6,503,207	0.01	-
Exercised	-	-	-
Expired/Cancelled	(237,562)	(0.01)	-
Outstanding at December 31, 2024	**6,503,207**	**$ 0.01**	**9.01**
Granted	322,863	1.84	-
Exercised	-	-	-
Expired/Cancelled	(1,433,648)	(0.01)	-
Outstanding at December 31, 2025	**5,392,422**	**$ 0.24**	**7.53**

Stock option expenses for the years ended December 31, 2025, and December 31, 2024, were $217,705 and $71,640, respectively.

8. DEBT

Loans

The Company had outstanding term loans/notes payable. Details of loans outstanding are as follows:

	Maturity year	Effective interest rate	As of December 31, 2025	As of December 31, 2024
Savings Bank of Danbury - Commercial Mortgage Variable Rate Note	2048	5.95%	$ 661,636	$ 675,568
			661,636	675,568
Less: Debt issuance costs			-	-
Total notes payable, net			**661,636**	**675,568**
Less: Current portion			**(13,256)**	**(13,256)**
Notes payable, net of current portion			**$ 648,380**	**$ 662,312**

As of December 31, 2025, the aggregate maturities of long-term borrowings are as follows:

Year ending December 31, 2025	
2026	13,256
2027	13,256
2028	13,256
2029	13,256
2030	13,256
Thereafter	595,356
Total maturities of long-term borrowings	661,636
Less: Current portion of long-term borrowings	(13,256)
Long-term borrowings	**$ 648,380**

Line of credit

The Company has a line of credit agreement with JPMorgan Chase Bank with a borrowing capacity of $150,000. The line of credit bears interest at a variable rate. The outstanding balance under the line of credit was $121,406 and $147,953 as of December 31, 2025 and 2024, respectively. The line of credit is short-term in nature, and the outstanding balance is classified as a current liability.

9. INCOME TAXES

The provision for income taxes consists of the following:

For the Year Ended December 31,		**2025**		**2024**
Net Operating Loss	$	(148,985)	$	(240,561)
Valuation Allowance		148,985		240,561
Net Provision for Income Tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities are as follows:

As of December 31,		**2025**		**2024**
Net Operating Loss	$	(658,807)	$	(509,822)
Valuation Allowance		658,807		509,822
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2025 and December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2025, the Company had federal cumulative net operating loss ("NOL") carryforwards of approximately $2 million. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025, and December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025, and December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY TRANSACTIONS

The Company has related parties, including entities under common ownership with its Chief Executive Officer. There were no material related party transactions or balances during the years ended December 31, 2025 and 2024.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025, and 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred an operating loss of $479,272 and negative operating cash flows of $205,758 for the year ended December 31, 2025, and has limited cash of $194,187 as of that date. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

13. SUBSEQUENT EVENTS

The Company evaluated subsequent events from the balance sheet date through the date these consolidated financial statements were issued.

There have been no events or transactions during this time which would have a material effect on these consolidated financial statements.